FLEMING CAPITAL MUTUAL FUND GROUP, INC.
                           320 PARK AVENUE, 11TH FLOOR
                               NEW YORK, NY 10022
                                 (212) 508-3900

VIA EDGAR

                                December 10, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-1004

     Re: Fleming Capital Mutual Fund Group, Inc.
         File Nos. 333-25803 and 811-08189

Dear Sir/Madam:

     On behalf of Fleming Capital Mutual Fund Group, Inc. (the "Registrant"), I hereby submit this application for withdrawal of Post-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-1A (the "Amendment") pursuant to Rule 477(a) of the Securities Act of 1933 (the "Act").

     The Amendment was filed to update the Prospectus and Statement of Additional Information to reflect the use of plain English. The Amendment was inadvertently filed without a signature page, which causes the filing to be invalid. Please issue an order with respect to this application for withdrawal as soon as possible. Subsequently, Post-Effective Amendment No. 4 was filed to reflect the use of plain English.

     Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Amendment has been duly signed by the President of the Registrant this 10th day of December, 1999.

     Please direct any comments regarding this withdrawal to Rita Dam of Investment Company Administration, L.L.C. at (626) 852-1033.


                                Very truly yours,


                                /s/ Jonathan K.L. Simon

                                Jonathan K.L. Simon
                                President